As filed with the Securities and Exchange Commission on August
24, 1999
Registration No. 333-13511


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


POST-EFFECTIVE AMENDMENT NO. 4 TO
FORM S-11
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


CHARTHOUSE SUITES VACATION OWNERSHIP, INC.
(Exact name of registrant as specified in governing instrument)

250 PATRICK BOULEVARD
BROOKFIELD, WISCONSIN 53045
(414) 792-9200
(Address of principal executive offices)

Jeffrey L. Keierleber
c/o Charthouse Suites Vacation Ownership, Inc.
250 Patrick Boulevard
Brookfield, Wisconsin 53045
(414) 792-9200
(Name and address of agent for service)

Copy to:
Conrad G. Goodkind, Esq.
Quarles & Brady
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 277-5000





CALCULATION OF REGISTRATION FEE




                                     Proposed       Proposed         Amount
Title of           Amount             maximum        maximum             of
Securities being   being       offering price      aggregate   registration
registered         registered    per Interest offering price            fee

Vacation Interests 150 Interests $18,500 (A)
Classes A-F,       with Rental   $60,000 (F)    $,4,248,000       $1,288*
Rental Pool        Pool
Arrangement        Arrangement


*Fee of $1,273 paid with the filing of Form S-11 on October 7, 1996 and the balance of the filing fee was paid on July 28, 1997. Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement Number of the earlier effective Registration Statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement Number of the earlier effective Registration Statement for the same offering.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. If the filing fee is calculated pursuant to Rule 457(o) under the Securities Act, only the title of the class of securities to be registered, the proposed maximum aggregate offering price for that class of securities and the amount of registration fee need to appear in the Calculation of Registration Fee table. Any difference between the dollar amount of securities registered for such offerings and the dollar amount of securities sold may be carried forward on a future Registration Statement pursuant to Rule 429 under the Securities Act.

CHARTHOUSE SUITES VACATION OWNERSHIP, INC.

Cross Reference Sheet

     Showing location in Prospectus of information required to be included in Prospectus in response to items of Form S-11.

     Item Number and Caption          Heading in Prospectus

1.Forepart of Registration Statement Cover Page of Prospectus and Outside Front Cover Page of
     Prospectus

2.Inside Front and Outside Back       Outside Back Cover of Prospectus
     Cover Pages of Prospectus

3.Summary Information, Risk Factors   Summary; Risk Factors
     and Ratio of Earnings to Fixed
     Charges

4. Determination of Offering Price     Determination of Offering Price

5. Dilution                            Not Applicable

6. Selling Security Holders            Not Applicable

7. Plan of Distribution                Plan of Distribution

8. Use of Proceeds                     Use of Proceeds

9. Selected Financial Data             Management's Discussion and
                                       Analysis of
                                       Financial Condition and Results
                                       of Operation

10. Management's Discussion and        Management's Discussion and
    Analysis of Financial              Analysis  Financial Condition
    Condition and Results of           and Results of Operations
    Operations

11. General Information
     as to Registrant                    The Company

12. Policy with Respect
    to Certain Activities                The Company
13. Investment Policies of Registrant     The Company

14. Description of Real Estate           Description of The Chart House
                                         Suites Hotel

15. Operating Data                       Chart House Results

16.  Tax Treatment of                    Certain Federal Income Tax
     Registrant and its Security         Considerations;
     Holders                             Certain Florida Tax Matters

17.  Market Price of and Dividends on    Not applicable
     the Registrant's  Common Equity
     and Related Stockholder Matters

18.  Description of Registrant's
     Securities                          The Interests

19.  Legal Proceedings                   Legal Matters

20.  Security Ownership of Certain
     Beneficial Owners and Management     Management

21.  Directors and Executive Officers     Management

22.  Executive Compensation               Management

23.  Certain Relationships and            Conflicts of Interest of
     Related Transactions                 Management and
                                          Affiliates

24.  Selection, Management and Custody
     of Registrant's Conflicts of
     Interest of Management and
     Investments                          Affiliates

25.  Policies with Respect                Conflicts of Interest of
     to Certain Transactions              Management and
                                          Affiliates

26.  Limitations of Liability             The Interests

27.  Financial Statements                 Financial Statements and
     and Information                      Related Information

28.  Interest of Named
     Experts and Counsel                     Experts

29.  Disclosure of Commission             Liability and Indemnification
     Position on                          of Officers
     Indemnification for                  and Directors
     Securities Act Liabilities

SUPPLEMENT #2
SUPPLEMENT DATED AUGUST 17, 1999
TO PROSPECTUS DATED OCTOBER 17, 1997.

CHARTHOUSE SUITES VACATION OWNERSHIP, INC.

     This Supplement No. 2 should be read in conjunction with the Prospectus dated October 17, 1997, and where the Supplement and the Prospectus conflict, this Supplement (as amended by any later supplements) shall control. Capitalized, but undefined, terms have the meaning set forth in the Prospectus.

STATUS OF OFFERING

     To date two Charthouse Suites Vacation Interests, with Rental Pool Arrangement (the "Interests") have been sold and the proceeds are currently held in escrow.

GUARANTEED RENTAL ARRANGEMENT OR CASH DISCOUNT PROGRAM

     As an incentive to early purchasers of the Interests, Holders may elect to receive guaranteed rental payments, at varying rates for each Class of Interest, for their Unit Weeks for a specified number of weeks. Under this guaranteed rental arrangement, Holders who purchase prior to April 1, 1999 may designate six Unit Weeks and receive a guaranteed rental rate for the Unit Week. Holders purchasing between April 1, 1999 and June 30, 1999 may designate four Unit Weeks and receive a guaranteed rental rate. Holders purchasing between July 1, 1999 and September 30, 1999 may designate two Unit Weeks. Holders purchasing after September 30, 1999 are not eligible to participate in this guaranteed rental arrangement. The guaranteed rental rate paid under this arrangement is a walk-in, nightly off-season rate that has been arbitrarily selected by the Company and is set forth at page 39 of the Prospectus. See "Guaranteed Rental Agreement" for a description of the arrangement, the guaranteed rates and certain conditions. The guaranteed rental arrangement must be exercised by October 17, 2002.

     In lieu of the guaranteed rental arrangement, early Holders may elect to receive a cash discount to the subscription price by surrendering rights to the guaranteed rental arrangement. Holders purchasing between April 1, 1999 and June 30, 1999 may elect to receive a 3% discount from the purchase price of an Interest. Holders purchasing between July 1, 1999 and September 30, 1999 may elect to receive a 1-1/2% discount from the purchase price of an Interest. Holders purchasing after September 30, 1999 may not participate in this cash discount program. See "Guaranteed Rental Arrangement."

NO MINIMUM

     There is no requirement that any minimum number of Interests be sold in the offering. However, if fewer than 76 Interests are sold by October 1, 1999, the Company has the right to cancel the Interests upon the repayment of the paid subscription amount to the Holders, less amounts for certain payments or benefits received by the Holder. See "Plan of Distribution" for a description. The 76 Interest minimum was arbitrarily selected by the Company. If the Interests are canceled, a written notice on or before November 30, 1999, will be sent to all Holders. With that notice, Holders will receive the net amount of any refund and an accounting of that calculation as to benefits. The sole shareholder of the Company, Jeffrey Keierleber, has agreed to invest additional funds in the Company if it is necessary in order to repay any such amounts. Affiliates of the Company may purchase Interests without limitation as to amount. See "Plan of Distribution."

HOTEL

     Upon purchase of the Chart House Hotel, the Company will own both the hotel (described on pages 17-18 of the prospectus) and the attached marina. The marina will not be part of the rental pool and its results are not described below or in the prospectus.

     On June 30, 1997, the Company entered into an agreement to acquire the Hotel and marina from Decade Properties, Inc. for approximately $1.8 million. The purchase is contingent upon the offering achieving the sale of the 76 interests. Decade Properties, Inc. will provide financing for the whole purchase price of approximately $1.8 million through an unsecured demand note payable with interest only payable monthly at 8% and the anticipated net proceeds raised in the offering will be used by the Company to pay the note on the Hotel.

     The following is updated performance results as if the Rental Pool had been operating for the periods set forth below.

     Revenue from the Chart House Hotel, which the Company intends to purchase, for the six month period ended June 30, 1999 is not necessarily indicative of the results that may be expected for the year ended December 31, 1999 because of the seasonal nature of the hotel operations.

DERIVED AVERAGE UNIT WEEK RENTAL REVENUE



   For the Six Months
                Ended
        June 30, 1999            For the Years Ended December 31
                            1998         1997        1996        1995
Rental Income
(Actual)     $251,387     $410,252     $457,495    $465,244    $328,232

Pro Forma
Rental Pool
Fee (5%)      (12,569)      (20,513)     (22,875)   (23,262)   (16,412)

Pro Forma Net
Rental Revenue
(95%)        $238,818      $389,739     $434,620   $441,982    $311,820

Number of Unit
Weeks            26           52           52          52          52

Number of Hotel
Suites           25           25           25          25          25

Pro Forma Average
Unit Week Rental
Revenue      $    367       $   300       $   334      $ 340   $   240


RENTAL POOL
PRO FORMA STATEMENT OF RENTAL POOL REVENUES
(UNAUDITED)


           For the
           Six Months
           Ended
           June 30, 1999         For the Years Ended December 31
                           1998      1997           1996         1995
Rental Income
(Actual)      $251,387    $410,252  $457,495      $465,244     $328,232

Less Property
Management Fee
(5.0%)         (12,569)    (20,513)  (22,875)      (23,262)    (16,412)

Total
Revenues      $238,818    $389,739  $434,620      $441,982     $311,820


*Other income (i.e. interest income, vending income and telephone income) is not included in the pro forma computation of rental pool revenues because all such income generated shall not be included in the rental pool. Other income shall be used to the expenses of the Chart House Hotel, thereby reducing the amount of expense to be assessed in the annual dues. The above example assumes that 100% of the Unit Weeks are placed into the rental pool at all times and such income will be distributed to Rental Pool participants under that assumption.

ALLOCATION OF RENTAL POOL REVENUES ON AVERAGE AMONG
CLASSES OF INTERESTS
     (Unaudited)



                                          Pro Forma

                       Off              For the
               Total   Season   Daily   Six
        Number Annual  Nightly  Gross   Months
          of    Rental Walk- Potential Ended     For the Years Ended
        Rooms/ Days Per  In  Rental  June 30,  December 31,
        Suites Class   Rate  Income   1999    1998  1997   1996   1995
Class A   6    2,190   $70   420    42,056  68,633  76,537   77,833  54,912
Class B   4    1,460   $75   300    30,040  49,024  54,669   55,595  39,223
Class C   6    2,190   $85   510    51,068  83,341  92,938   94,512  66,679
Class D   6    2,190   $120  720    72,096 117,657 131,206  133,428  94,134
Class E   2      730   $130  260    26,035  42,487  47,380   48,183  33,993
Class F   1      365   $175  175    17,523  28,597  31,890   32,431  22,880
         25    9,125      $2,385   238,818 389,739 434,620  441,982 311,821


PRO FORMA DISTRIBUTIONS PER INTEREST FOR EACH CLASS OF INTERESTS
(AVERAGE INCLUDING OTHER INCOME)



                 Class Total                          Per Interest
For the Years Ended December 31,        For the Years Ended December 31,

           For                                 For
           the                                 the
           Six                                 Six
           Months                              Months
           Ended   1998   1997   1996   1995   Ended
    Number June    (48    (48    (48    (48    June
        of 30,     Unit   Unit   Unit   Unit   30,
 Interests 1999    Weeks) Weeks) Weeks) Weeks) 1999  1998  1997  1996  1995

Class A 36 42,056 63,354 70,649 71,846 50,688 1,168 1,760 1,962 1,996 1,408
Class B 24 30,040 45,253 50,464 51,319 36,206 1,252 1,886 2,103 2,138 1,509
Class C 36 51,068 76,930 85,789 87,242 61,549 1,419 2,137 2,383 2,423 1,710
ClassD 36 72,096 108,606 121,114 123,164 86,893 2,003 3,017 3,364 3,421 2,414
Class E 12 26,035 39,219 43,735 44,476 31,378 2,170 3,268 3,645 3,706 2,615
Class F  6 17,523 26,397 29,437 29,936 21,120 2,921 4,400 4,906 4,989 3,520
       150 238,818 359,759 401,188 407,983 287,834


CERTAIN OCCUPANCY INFORMATION

     The following unaudited information sets forth the financial results and percentage occupancy for the six months ended June 30, 1999, and for the years ended December 31, 1998, 1997, 1996 and 1995, respectively.

CHART HOUSE SUITES HOTEL
RESULTS BY CLASS OF INTERESTS

                       For the Six
                       Months Ended
                       June 30,            For the Years Ended December 31,
Average Occupancy      1999           1998        1997        1996      1995
Class A                61%             67%         71%         77%       63%
Class B                58%             54%         63%         69%       58%
Class C                55%             64%         63%         69%       51%
Class D                53%             41%         38%         45%       38%
Class E                58%             59%         58%         61%       59%
Class F*               70%             76%         80%         91%       97%

All Units              58%             60%         66%         65%       54%


The occupancy levels presented above have been adjusted to eliminate the effect of the hotel studios and suites that were not available for rent because they were deposited with the RCI Exchange Program.

Average Unit Week Rental Amount
(Collected)


Class A      $284          $232        $258          $263      $185
Class B      $304          $248        $277          $281      $198
Class C      $345          $281        $314          $319      $225
Class D      $486          $397        $443          $450      $318
Class E      $527          $430        $480          $488      $344
Class F*     $709          $579        $646          $656      $463


*Primarily rented on a monthly basis in 1995 and 1996.

     See the Form 10-KSB for year ended December 31, 1998 and the Form 10-QSB for the period ended June 30, 1999, which are attached to the Supplement and incorporated by reference hereby for additional information and the audited financial statements.

PROPERTY MANAGEMENT FEE

     Effective November 1, 1999, the Company anticipates amending its Property Management Agreement with Decade Properties, Inc. to provide that the monthly fee will be $2,500 a month (such fee to increase by CPI index increase on the first of each year beginning January 1, 2000). Prior to the amendment, the fee was $2,500 a month increased by the CPI index increase on the first of each year beginning January 1, 1998.

PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 30.  Other Expenses of Issuance and Distributions

Set forth below is a current estimate of the approximate amount of the fees and expenses (other than sales commissions) payable by the Registrant in connection with the issuance and distribution of the Interests:



     Type of Fee                             Amount
     Registration Fee                       $ 1,288
     NASD Filing Fee                            750
     Florida Time Share Filing Fee            2,400
     Printing (estimate)                     18,000
     Legal Fees (estimate)                  247,000
     Accounting Fees (estimate)              75,000
     Blue Sky Fees and Expense (estimate)     5,000
     Marketing Expenses (estimate)          100,000
     Miscellaneous (estimate)                 6,562
     Total                                  456,000


Item 31.  Sales to Special Parties

     None.

Item 32.  Recent Sale of Unregistered Securities

The Company has sold 100 shares of stock to Jeffrey Keierleber, in April, 1996, as part of its organizational activities that were exempt from registration, pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

Item 33.  Indemnification of Director and Officers

     The Company's Officers and Director are, and will be, indemnified to the fullest extent permitted under Florida law, against certain liabilities, pursuant to the Articles and Bylaws of the Company and certain indemnification agreements to be entered into with the Company, and the Articles and Bylaws require the Company to indemnify the Director and Officers, among others, against claims and liabilities and reasonable expenses actually incurred by them in connection with any such claim or liability by reason of their services in those or other capacities, unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith, or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     The Company will enter into indemnification agreements with each of the Company's officers and the director. The indemnification agreements will require, among other things, that Charthouse indemnify its Director and Officers to the fullest extent permitted by law and advance to the director and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, Charthouse also must indemnify and advance all expenses incurred by the officers and the director seeking to enforce their rights under the indemnification agreement and cover the officers and the director under the Company's liability insurance, if any. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles and Bylaws, it provides greater assurance to the director and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the director or to eliminate the rights it provides.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors or officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 34. Treatment of Proceeds from Interests being Registered

     Not Applicable.

Item 35. Financial Statements and Exhibits

A. Financial statements included in the Prospectus and incorporated herein by reference to section titled "Financial Statements and Related Information."

B. Exhibits - see exhibit index on pages following signature page of this Registration Statement, which index is incorporated herein by reference.

Item 36.Undertakings

     (a)  The Company hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

     (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) That all post-effective amendments shall comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendments are filed.

     (4) To remove from registration by means of a post-effective amendment any of the Interests being registered which remain unsold at the termination of the offering.

     (b) The Company undertakes to send to each Holder at least on an annual basis a detailed statement of any transactions with the Company and its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the Company and its affiliates for the calendar year completed, showing the amount paid or accrued to each recipient and the services performed.

     (c) The Company undertakes to provide to the Holders the financial statements required by Form 10-K for the first full fiscal year of operations of Company and to send to Holders, within 45 days after the close of each quarterly fiscal period, the information specified by the Form 10-Q, if such report is required to be filed with the Commission.

     (d) The Company undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each property not identified in the Prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing Holders. Each sticker supplement should disclose all compensation and fees received by the Company and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.

     (e) The Company also undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Holders at least once each quarter after the distribution period of the offering has ended.

     (f) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company and its affiliates and controlling persons of Company pursuant to the foregoing provisions, or otherwise, Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the even that a claim for indemnification against such liabilities (other than the payment by Company of expenses incurred or paid by a Company and its affiliates or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such Company and its affiliate or controlling person in connection with the securities being registered, Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on an amendment to Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Brookfield, State of Wisconsin, on August 16, 1999.

CHARTHOUSE SUITES VACATION OWNERSHIP, INC.


By     /s/ Jeffrey L. Keierleber
      Jeffrey L. Keierleber

     Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated above.

                                   /s/ Jeffrey L. Keierleber
                                   Jeffrey L. Keierleber


CHARTHOUSE SUITES VACATION OWNERSHIP, INC.

* * * * *
EXHIBIT INDEX
TO
REGISTRATION STATEMENT ON FORM S-11


Exhibit
Number                   Description

1.1       Form of Underwriting Agreement**

1.2       Form of Soliciting Dealer Agreement**

3.1       Specimen of Certificates for Interests (not applicable)**

3.2       Charthouse Suites Vacation Ownership, Inc. Articles of
          Incorporation**

3.3       Charthouse Suites Vacation Ownership, Inc. By-laws**

4.1 Subscription and Purchase Agreement (attached as an Annex and filed herewith)**

4.2       Form of License Plan (attached as an Annex and filed herewith)**

4.3       Rules and Regulations for Chart House Suites Hotel (attached as an
          Annex)**

4.4       Time Share Public Offering Statement**

5.1       Opinion re: Legality of Interests**

8.1       Tax Opinion**

10.1      Property Management Agreement**

10.2      Form of Non-Disturbance and Notice to Creditors**

10.3      Form of Guaranteed Rental Arrangement Agreement**

10.4      RCI Agreement**

10.5      Schedule of Weeks (attached as an Annex)**

10.6      Escrow Agreement between William Atkinson and Charthouse Suites
          Vacation Ownership, Inc.**

10.7      Form of Non-Exclusive Easement**

10.8      Form of Private Letter Ruling Request**

10.9      Form of Revised IRS Private Letter Ruling Request, dated July 16,
          1997**

10.10     Real Estate Sales and Purchase Agreement**

10.11     Personal Property Purchase and Subscription Agreement**

10.12     Escrow Agreement**

10.13    Quit Claim Deed**

10.14    Form of Letter Withdrawing IRS Private Letter Ruling Request, dated
         September 9, 1997**

10.15    Ernst & Young LLP letter dated October 3, 1997**

10.16    Artistic Renderings (attached as an Annex)**

10.17    Amended Property Management Agreement**

23.1     Consent of Quarles & Brady (included in Exhibits 5.1 and 8.1)**

23.2     Consent of Virchow, Krause & Company, LLP


             **Previously filed

EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated September 8, 1997 (except for Note 7 as to which the date is October 15, 1997), January 9, 1997, February 17, 1998, and March 18, 1999, in Post-Effective Amendment No. 4 to the Registration Statement (Form S-11 No. 333-13511) and related prospectus of Charthouse Suites Vacation Ownership, Inc. for the Registration of 150 vacation ownership interests.

                              VIRCHOW, KRAUSE & COMPANY, LLP


Waukesha, Wisconsin
August 16, 1999